Condensed Consolidated Interim Financial Statements

(Expressed in United States dollars)

ESPERANZA RESOURCES CORP.

  (An Exploration-Stage Company)

For the three months ended March 31, 2013 and 2012

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and 2012 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA RESOURCES CORP.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – prepared by management)

(Expressed in United States dollars)

	Note	March 31, 2013	December 31, 2012
Assets

Current assets:
Cash and cash equivalents	5	$ 32,442,161	$ 36,244,445
Accounts receivable	6	1,138,835	1,009,763
Prepaid expenses		132,901	96,177
		33,713,897	37,350,385

Plant and equipment	7	566,231	636,888
Exploration and evaluation assets	8	1,755,790	1,776,825
Long-term investments	10	175,128	25,128
Investment in associated company	11	135,764	740,278

		$ 36,346,810	$ 40,529,504
Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$ 2,262,793	$ 1,384,022

Derivative liability	12	4,811,816	-

Equity:
Share capital	13	64,940,136	64,783,156
Commitment to issue shares		1,137,287	1,115,976
Reserves		14,259,550	14,234,635
Accumulated other comprehensive income		(192,310)	(171,892)
Deficit		(50,872,462)	(40,816,393)
		29,272,201	39,145,482
Nature of operations (note 1)
Commitments and contingencies (note 17)
Subsequent events (note 18)

		$ 36,346,810	$ 40,529,504

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ “William J. Pincus”

/s/ “Greg D. Smith”

William J. Pincus

Greg D. Smith

Director

Director

ESPERANZA RESOURCES CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

	Note	2013	2012
Operating expenses:
Depreciation		$32,462	$4,737
Directors’ fees		46,155	21,356
Exploration and development expenses	9	3,278,024	2,159,683
Investor relations		151,783	84,118
Office expenses		127,328	92,126
Professional fees		585,205	96,719
Salaries and administrative fees		472,577	192,150
Share-based compensation		98,354	-
Transfer agent and filing fees		57,528	17,299
Loss from operations		4,849,416	2,668,188

Other income (expense):
Equity in loss of associated company	11	(584,096)	(405,817)
Mark to market gain on derivative liability	12	2,026,382	-
Foreign exchange		46,780	(9,093)
Finance income		70,368	115,890
Miscellaneous income		-	16,814
Gain on sale of mineral property, plant and equipment		72,111	-
		1,631,545	(282,206)
Net loss for the period		3,217,871	2,950,394

Other comprehensive (income) loss:
Share of other comprehensive (income) loss of associate		20,418	(2,186)

Net comprehensive loss for the period		$3,238,289	$2,948,208
Basic and diluted loss per share:		$0.04	$0.06

Weighted average shares outstanding:		78,844,654	51,432,321

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

	Share capital		Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total
	Shares	Amount
Balance, January 1, 2013	78,771,321	$ 64,783,156	$ 1,115,976	$ 4,702,118	$ 9,532,517	$ (171,892)	$ (47,654,591)	$ 32,307,284
Exercise of share options	75,000	156,980	-	(52,128)	-	-	-	104,852
Share-based compensation	-	-	21,311	77,043	-	-	-	98,354
Share of OCL of associate	-	-	-	-	-	(20,418)	-	(20,418)
Net loss	-	-	-	-	-	-	(3,217,871)	(3,217,871)

Balance, March 31, 2013	78,846,321	$ 64,940,136	$ 1,137,287	$ 4,727,033	$ 9,532,517	$ (192,310)	$ (50,872,462)	$ 29,272,201

	Share capital		Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total
	Shares	Amount
Balance, January 1, 2012	51,032,321	$ 36,820,825	$ -	$ 4,396,968	$ 4,879,869	$ (602,836)	$ (23,057,504)	$ 22,437,322
Exercise of warrants	400,000	806,304	-	(102,734)	-	-	-	703,570
Share of OCL of associate	-	-	-	-	-	2,186	-	2,186
Net loss	-	-	-	-	-	-	(2,950,394)	(2,950,394)

Balance, March 31, 2012	51,432,321	$ 37,627,129	$ -	$ 4,294,234	$ 4,879,869	$ (600,650)	$ (26,007,898)	$ 20,192,684

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

	2013	2012
Cash provided by (used in):

Operations:
Net loss for the period	$ (3,217,871)	$ (2,950,394)
Adjustments for:
Depreciation	32,462	4,737
Depreciation in exploration expenses	-	3,898
Equity in loss of associated company	584,096	405,817
Gain on sale of mineral property, plant and equipment	(72,111)	(9,797)
Share-based compensation	98,354	-
Mark to market gain on derivative liability	(2,026,382)	-
Changes in non-cash working capital balances:
Accounts receivable	(129,072)	(247,080)
Prepaid expenses	(36,724)	(42,435)
Accounts payable and accrued liabilities	878,771	1,096,177
	(3,888,477)	(1,739,077)
Investments:
Purchase of mineral property, plant and equipment	(18,659)	(1,329)
Purchase of long term investment	(150,000)	-
Investment in associated company	-	(1,507,650)
Proceeds on sale of mineral property, plant and equipment	150,000	11,251
	(18,659)	(1,497,728)
Financing:
Shares issued for cash	104,852	703,570
	104,852	703,570
Decrease in cash and cash equivalents	(3,802,284)	(2,533,235)

Cash and cash equivalents, beginning of period	36,244,445	19,492,969

Cash and cash equivalents, end of period	$ 32,442,161	$ 16,959,734
Supplemental information:

Finance income received	$ 124,565	$ 115,890

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

1.

Nature and continuance of operations:

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Columbia) and its principal business activities are the acquisition, exploration and development of mineral properties. These condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2013, comprise the Company and its subsidiaries. Esperanza is the ultimate parent. Esperanza’s principal property interest is its 100%-owned Esperanza Gold Project (formerly referred to as the Cerro Jumil Project) in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically viable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future mining production or proceeds from the disposition of mineral properties.

2.

Basis of preparation:

(a)

Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”).

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated annual financial statements for the year ended December 31, 2012, with the exception of the new accounting policies described in Note 3. The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of May 22, 2013, the date the Board of Directors approved the statements for issue.

(b)

Basis of presentation:

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

(c)

Functional and presentation currency:

Except as otherwise noted, these financial statements are presented in United States (“US”) dollars, the functional currency of the Company and its subsidiaries. See Note 4 for a discussion on the change in functional and presentation currency.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

2.

Basis of preparation (continued):

(d)

Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of expenses during the period. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, share-based compensation expense, and the estimated useful lives of property, plant and equipment. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the performing impairment assessments of mineral properties. There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated.

(e)

Comparative figures:

Certain comparative figures have been reclassified to conform to current presentation.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

3.

New accounting policies:

The Company adopted the following new IFRS standards effective January 1, 2013:

(a)

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, and amendments to IAS 27, Separate Financial Statements and IAS 28, Investments in Associated and Joint Ventures:

These five new standards establish control as the basis for consolidation and provide enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013, and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries or investees. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements. The additional disclosures required by IFRS 12 were included in Note 11.

(b)

IFRS 13, Fair Value Measurement:

This new standard provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

(c)

IAS 1, Presentation of Financial Statements

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments require the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

4.

Change in functional and presentation currency:

Effective January 1, 2013 (the “Effective Date”), the Company changed its functional and presentation currency from the Canadian dollar to the US dollar. The functional currency of the Company was reassessed as the Company continues to move from exploration of its mineral properties towards development of the Esperanza Gold Project. The US dollar was determined to be the currency of the primary economic environment in which the Company operates, as the majority of the development activities will be denominated in and influenced primarily by the US dollar.

The change in functional currency was accounted for on a prospective basis, with prior period comparative information translated to the US dollar at the rate on the Effective Date, being 1.0051 Canadian dollars per US dollar.

A one-time charge of $6,838,198 was recorded to the Company’s deficit as at January 1, 2013, in order to recognize the derivative liability related to warrants priced in Canadian dollars, as described in Note 12.

5.

Cash and cash equivalents:

	March 31, 2013	December 31, 2012
Cash	$ 1,235,882	$ 514,907
Short-term bank deposits	31,206,279	35,729,538

	$ 32,442,161	$ 36,244,445

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

6.

Accounts receivable:

Of the $1,138,835 in receivables (December 31, 2012 - $1,009,763), $948,302 (December 31, 2012 - $775,549) is value added tax (“VAT”) paid in Mexico on goods and services. The VAT receivable is refundable from the Mexican tax authorities. The remaining receivables represent VAT recoverable in Canada and interest receivable on short-term bank deposits.

7.

Plant and equipment:

Net carrying costs at March 31, 2013 and December 31, 2012 are as follows:

	Office equipment	Computer software and equipment	Vehicles	Total

Cost
Balance at December 31, 2012	$ 119,110	$ 282,098	$ 329,597	$ 730,805
Additions	432	18,227	-	18,659
Disposals / derecognition	(29,170)	(16,298)	(61,125)	(106,593)

Balance at March 31, 2013	$ 90,372	$ 284,027	$ 268,472	$ 642,871
Accumulated depreciation

Balance at December 31, 2012	$ 11,595	$ 33,482	$ 48,840	$ 93,917
Additions	2,323	12,486	17,653	32,462
Disposals / derecognition	(8,472)	(15,869)	(25,398)	(49,739)

Balance at March 31, 2013	$ 5,446	$ 30,099	$ 41,095	$ 76,640

Net book value
At December 31, 2012	$ 107,515	$ 248,616	$ 280,757	$ 636,888
At March 31, 2013	84,926	253,928	227,377	566,231

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

8.

Exploration and evaluation assets:

	March 31, 2013	December 31, 2012
Esperanza Gold Project, Mexico (a)	$ 1,651,739	$ 1,651,739
El Canario, Mexico (b)	70,687	70,687
Pucarana, Peru (c)	33,364	33,364
Utcucochia, Peru (d)	-	10,382
Other properties (d)	-	10,653

	$ 1,755,790	$ 1,776,825

(a)

Esperanza Gold Project, Mexico

The Esperanza Gold Project is 100% owned by the Company and subject to a 3% net smelter return royalty.

(b)

El Canario, Mexico

On October 18, 2011, the Company entered into an option agreement to acquire two mineral concessions which, when combined with two mineral concessions already owned by the Company, formed the El Canario property. In order to acquire the two mineral concessions, Esperanza paid $50,000 on signing of the agreement, and must make additional payments totaling $440,000 on the property on or before October 18, 2016. Esperanza made a cash payment of $20,000 on October 18, 2012 in order to keep the option in good standing. The next cash payment of $20,000 is due on October 18, 2013. The property is subject to a 2% net smelter return royalty, of which 1% can be purchased for $500,000 and the full 2% net smelter return royalty can be purchased for $1,000,000.

(c)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company incurred exploration expenditures in excess of the $650,000 requirement on the property and exercised its option to acquire a 51% interest. The exploration expenditures in excess of $650,000 were subject to the proportionate contribution rules of the agreement and Estrella elected not to contribute their share of the excess expenditures. As a result, Esperanza’s interest in the property increased to 60% and Estrella’s was diluted to 40%.

(d)

Utcucochia, Peru and Other properties

In February 2013, the Company sold its interests in the Utcucochia and Other properties in Peru in exchange for 1,583,954, or 10%, of the outstanding shares in Pucara Resources (“Pucara”), a Canadian private corporation. The transaction was completed for consideration of $150,000. The Company now holds a 1% net smelter return royalty (“NSR”) on the properties.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

9.

Exploration and development expenses:

For the three months ended March 31,	2013	2012
Esperanza Gold Project, Mexico
Assays	$ 1,627	$65,644
Community programs	91,493	-
Drilling	-	1,339,473
Feasibility and permitting costs	565,162	10,167
Equipment and field costs	517,526	104,251
Office and other costs	611,442	64,825
Professional fees	3,280	183,363
Salaries and benefits	1,141,192	47,724
Road and access costs	12,417	44,248
	2,944,139	1,859,695
Other properties
Assays	38,056	17,016
Community programs	-	882
Drilling	156,021	-
Feasibility and permitting costs	16,816	2,312
Equipment and field costs	80,453	42,661
Office and other costs	24,725	27,658
Professional fees	-	15,156
Salaries and benefits	17,814	156,126
Road and access costs	-	38,177
	333,885	299,988

	$ 3,278,024	$2,159,683

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

10.

Long-term investments:

(a)

Citation Resources:

In December 2011 the Company granted Citation Resources Inc. (“Citation”) an option to acquire a 100% interest in the Biricu property. Esperanza received CAD$20,000 on signing of the agreement and in order to earn a 100% interest, Citation must issue 1,050,000 common shares and conduct exploration programs totaling CAD$4,000,000 over four years. In December 2012, the Company received 250,000 shares of Citation in accordance with the terms of the agreement. These shares have been recorded as marketable securities and designated as available-for-sale with the unrealized gains and losses recorded in other comprehensive income. The fair value of the shares at March 31, 2013 was $25,128 (December 31, 2012 - $25,128). The investment is classified as long-term as the Company expects to hold the shares for longer than 12 months.

(b)

Pucara Resources:

In February 2013 the Company sold its interests in various mineral properties in Peru in exchange for 1,583,954, or 10%, of the outstanding shares in Pucara Resources, a Canadian private corporation. The transaction was completed for consideration of $150,000, and included the sale of equipment with a net book value of $56,854 along with the properties valued at $21,035. A net gain of $72,111 was recorded as a result of this transaction. In addition, the Company now holds a 1% NSR on the properties. The investment is classified as long-term as the Company expects to hold the shares for longer than 12 months.

11.

Investment in associated company:

At March 31, 2013, the Company held an approximate 26% interest in Global Minerals Ltd. (“Global”), consisting of 28,906,517 common shares with a fair value of approximately $5,692,271 at March 31, 2013 (December 31, 2012 – 28,906,517 shares with a fair value of $11,621,576). The carrying value of the investment has been reduced each quarter since initial acquisition as the Company records its share of Global’s comprehensive loss. The following summarizes the change in the carrying value of the investment:

	March 31, 2013	December 31, 2012

Investment in Global, beginning of period	$740,278	$1,254,003

Additional investment in Global shares	-	1,507,650
Equity in Global’s estimated comprehensive loss for the period	(604,514)	(2,021,375)

Investment in Global, end of period	$135,764	$740,278

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

11.

Investment in associated company (continued):

The Company accounts for its interest in Global using the equity method. Summarized financial information for Global on a 100% basis is as follows:

	March 31, 2013	December 31, 2012

Current assets	$5,534,283	$8,180,493
Non-current assets	5,010,546	4,811,607
	10,544,829	12,992,100

Current liabilities	600,144	526,906

Net assets	$9,944,685	$12,465,194

The Company’s equity share of net assets of associated company	$2,634,471	$3,251,331

Three months ended March 31,	2013	2012

Net loss from continuing operations	$2,239,349	$1,401,901

Other comprehensive (income) loss	78,281	(7,551)

Total comprehensive loss	$2,317,630	$1,394,350
The Company’s equity share of total comprehensive loss of associated company	$605,514	$403,632

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

12.

Derivative liability:

As the exercise price of the Company’s share purchase warrants is fixed in Canadian dollars, and the functional currency of the Company is the US dollar, the Company’s warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants is determined using the associated market price for the warrants on the Toronto Stock Exchange. As at January 1, 2013, the Company recorded a one-time charge to deficit of $6,838,198 in order to recognize the liability prospectively.

March 31, 2013
Balance, January 1, 2013	$ 6,838,198

Change in fair value	(2,026,382)

Balance, March 31, 2013	$ 4,811,816

13.

Share capital:

At March 31, 2013, the Company had unlimited authorized common shares and 78,846,321 shares outstanding (December 31, 2012 – 78,771,321). All per share amounts below are in Canadian dollars, which at March 31, 2013, is equivalent to 0.9846 United States dollars.

(a)

Share purchase warrants:

As at March 31, 2013, 13,607,000 warrants were outstanding with an exercise price of $1.80 and an expiry date of May 24, 2017.

(b)

Stock options:

The company has adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (the “Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is 12,000,000, which includes both stock options and Restricted Share Units (“RSU’s”). The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange, the Board of Directors and the shareholders of the Company. At March 31, 2013, 3,819,000 common shares are available for future awards of options and RSU’s.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

13.

Share capital (continued):

(b)

Stock options (continued):

	Number of options	Weighted average exercise price ($CDN)
Outstanding, December 31, 2012	6,201,000	$1.34

Granted	700,000	1.19
Exercised	(75,000)	1.40
Cancelled or expired	(1,295,000)	1.30

Outstanding, March 31, 2013	5,531,000	$1.28
Exercisable, March 31, 2013	2,830,998	$1.32

The weighted average share price for options exercised in the period was CDN$1.40.

At March 31, 2013, the following stock options were outstanding and exercisable:

	Options Outstanding			Options Exercisable
Number	Exercise price (CDN$)	Expiry date	Remaining contractual life (years)
90,000	0.69	October 6, 2013	0.52	90,000
275,000	0.69	May 22, 2014	1.14	275,000
35,000	0.70	June 10, 2014	1.19	35,000
1,376,500	1.43	June 8, 2015	2.19	1,376,500
779,500	1.49	June 10, 2016	3.20	779,500
75,000	1.01	November 22, 2016	3.65	75,000
2,150,000	1.25	June 12, 2017	4.20	199,998
50,000	1.28	August 21, 2017	4.76	-
200,000	1.30	January 3, 2018	4.76	-
500,000	1.15	March 11, 2018	4.95	-

5,531,000				2,830,998

(c)

Restricted share units:

RSU’s are valued at the closing price of the Company’s shares of the date of grant. The continuity of RSU’s for the period ended March 31, 2013 is as follows:

	Number of options	Price (CDN$)
Outstanding, December 31, 2012	3,150,000	$1.05

Granted	500,000	1.15
Cancelled or expired	(1,000,000)	1.05

Outstanding, March 31, 2013	2,650,000	$1.07

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

13.

Share capital (continued):

(d)

Share-based compensation:

Share-based compensation expense is determined using the Black-Scholes option pricing model. The Company granted 700,000 options during the three months ended March 31, 2013 (2012 – nil). The weighted average assumptions used in calculating the fair value of the options granted during the three months ended March 31, 2013 were: risk-free interest rate – 1.22%, expected volatility – 55%, forfeiture rate – nil and expected life of the option – 36 months. The weighted average grant-date fair value of the options granted during the three months ended March 31, 2013 was CDN$0.54. Total compensation expense charged to income for stock options for the three months ended March 31, 2013 was $77,043 (2012 - $nil), with the offsetting credit to share-based payment reserve.

The RSU’s granted during the three months ended March 31, 2013, were valued at CDN$1.15 and vest evenly over three years. The Company is recognizing the expense evenly over the vesting period. The Company recorded a total of $21,311 of share based compensation related to RSU’s for the three months ended March 31, 2013 (2012 - $nil), with the offsetting credit to commitment to issue shares.

As of March 31, 2013, the non-vested share-based compensation expense for both stock options and RSU’s not yet recognized was $2,339,043, which is expected to be recognized over the next 36 months.

(e)

Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company considers the components of share capital as well as cash and cash equivalents. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

14.

Segmented information:

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. Summarized financial information for the geographic segments the Company operates in are as follows:

	USA and Canada	Mexico	Peru	Total

March 31, 2013
Non-current assets	$384,399	$2,215,150	$33,364	$2,632,913

December 31, 2012
Non-current assets	$822,829	$2,243,273	$113,017	$3,179,119

15.

Related party transactions:

(a)

Key management personnel:

Three months ended March 31,	2013	2012

Salaries and benefits	$1,135,049	$130,980
Share-based payments	68,138	-

	$1,203,187	$130,980

(b)

Related party assets and liabilities:

	March 31, 2013	December 31, 2012

Amounts receivable from management	$11,979	$-

Amounts due to management	7,767	37,186
Amounts due to Pathway Capital Limited (an associated company)	17,253	2,962
	25,020	40,148

Net amounts due to related parties	$13,041	$40,148

During the three months ended March 31, 2013, the Company incurred $36,867 (2012 - $nil) in consulting and administrative fees to Pathway Capital Limited (“Pathway”), a related company by virtue of a common director. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

16.

Financial instruments:

(a)

Financial assets and liabilities:

	March 31, 2013	December 31, 2012
Financial assets:
Cash and cash equivalents	$ 32,442,161	$ 36,244,445
Accounts receivable	1,138,835	1,009,763
Long-term investments	175,128	25,128

Total financial assets	$ 33,756,124	$ 37,279,336
Financial liabilities:
Accounts payable and accrued liabilities	$ 2,262,793	$ 1,384,022
Derivative liability	4,811,816	-

Total financial liabilities	$ 7,074,609	$ 1,384,022

The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the period. Long-term investments and the derivative liability are stated at fair value and classified within Level 1, except for the Company’s investment in Pucara, which is measured at cost.

(b)

Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is equal to the carrying values of cash and cash equivalents, short term investments and accounts receivable.

(i)

Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

16.

Financial instruments (continued):

(b)

Financial instrument risk exposure and risk management (continued):

(ii)

Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2013:

	Within 1 year	2-5 years	Over 5 years	Total

Accounts payable and accrued liabilities	$2,262,793	$-	$-	$2,262,793
Minimum rental and lease payments	127,340	-	-	127,340

	$2,390,133	$-	$-	$2,390,133

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

16. Financial instruments (continued):

(b)

 Financial instrument risk exposure and risk management (continued):

(iii)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Peru, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in Canadian dollars, Mexican pesos and Peruvian sols, and the fluctuation of the US dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	March 31, 2013	December 31, 2012
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Canadian dollars	$ 20,417,603	$ 364,359	$ 21,155,768	$ 174,212
Mexican pesos	1,171,787	221,029	827,283	128,822
Peruvian sols	5,687	8,640	6,674	18,063

	$ 21,595,077	$ 594,028	$ 21,989,725	$ 321,097

Of the financial assets listed above, $20,259,950 (December 31, 2012 - $15,316,358) represents cash and cash equivalents and short term investments held in Canadian dollars, $195,534 (December 31, 2012 - $51,706) represents cash and cash equivalents held in Mexican pesos and $757 (December 31, 2012 - $169) represents cash and cash equivalents held in Peruvian sols. The remaining cash and cash equivalents and short term investments are held in US dollars.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in United States dollars)

For the three months ended March 31, 2013 and 2012

16.

Financial instruments (continued):

(b)

Financial instrument risk exposure and risk management (continued):

(iii)

Market risk (continued):

Foreign currency risk (continued):

As at March 31, 2013, with other variables unchanged, a 10% change in the US dollar against the Canadian dollar would result in a change in income for the period of $2,005,324. A 10% change in the US dollar against the Mexican peso would result in a change in income for the period of $95,076. A 10% change in the US dollar against the Peruvian sol would result in a change in income for the period of $295.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.

17.

Commitments and contingencies:

As at March 31, 2013, the Company has minimum rental and lease payments of $127,340 which are payable over the following twelve months.

18.

Subsequent events:

(a)

 Acquisition of mineral properties and private placement:

Subsequent to March 31, 2013, the Company executed a definitive agreement with Pan American Silver to acquire three advanced-stage gold projects for consideration of 50,900,000 common shares and 10,000,000 warrants. The warrants will entitle Pan American to purchase one common share of the Company at a price of CAD$1.20 for a period commencing on the closing date of the transaction and expiring on the fifth anniversary of the closing. The Warrants will be callable after three years from the closing date of the transaction if at any time the volume weighted average trading price of the Company’s common shares on the TSX-V is greater than CAD$1.50 per Common Share for 20 out of the 30 consecutive trading days.

In addition, Pan American Silver subscribed for 20,600,000 common shares at a price of CAD$1.70 for gross proceeds to the Company of CAD$35,020,000.

The Company has also finalized the form of an investor rights agreement and a CAD$15 million convertible standby credit agreement which the Company and Pan American expect to enter into on the closing of the transaction.

In connection with the transaction, Pan American Silver will elect three additional members to the Company’s Board of Directors. The transaction is subject to receipt of all necessary regulatory approvals, the approval of the shareholders of Esperanza and the approval of the TSX Venture Exchange.